                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                                Royal Gold, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   780287 10 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Charles A. Jeannes
                              Placer Dome U.S. Inc.
                        One California Street, Suite 2500
                         San Francisco, California 94111
                                 (415) 986-0740
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1997
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780287 10 8                13D                     Page 2 of 19 Pages


1.   NAME OF REPORTING PERSON                                 Cortez Gold Mines

     S.S. OR I.R.S. IDENTIFICATION NO.                               88-0103052
     OF ABOVE PERSON

-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                             Not applicable

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                Nevada

-------------------------------------------------------------------------------
  NUMBER OF          7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY           8.    SHARED VOTING POWER                          635,965
    EACH
  REPORTING          ----------------------------------------------------------
   PERSON            9.    SOLE DISPOSITIVE POWER
    WITH
                     ----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER                     635,965

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                   635,965

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    4.1%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                OO

-------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                    Page 3 of 19 Pages


1.   NAME OF REPORTING PERSON                             Placer Dome U.S. Inc.

     S.S. OR I.R.S. IDENTIFICATION NO.                               94-1267115
     OF ABOVE PERSON

-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                             Not applicable

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                            California

-------------------------------------------------------------------------------
  NUMBER OF          7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY           8.    SHARED VOTING POWER                          635,965
    EACH
  REPORTING          ----------------------------------------------------------
   PERSON            9.    SOLE DISPOSITIVE POWER
    WITH
                     ----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER                     635,965

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                   635,965

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    4.1%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                CO

-------------------------------------------------------------------------------

CUSIP No. 780287 10 8                13D                     Page 4 of 19 Pages


1.   NAME OF REPORTING PERSON                                Placer Cortez Inc.

     S.S. OR I.R.S. IDENTIFICATION NO.                               84-1181348
     OF ABOVE PERSON

-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                             Not applicable

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

-------------------------------------------------------------------------------
  NUMBER OF          7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY           8.    SHARED VOTING POWER                          635,965
    EACH
  REPORTING          ----------------------------------------------------------
   PERSON            9.    SOLE DISPOSITIVE POWER
    WITH
                     ----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER                     635,965

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                   635,965

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    4.1%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                CO

-------------------------------------------------------------------------------

CUSIP No. 780287 10 8                 13D                    Page 5 of 19 Pages


1.   NAME OF REPORTING PERSON                                  Placer Dome Inc.

     S.S. OR I.R.S. IDENTIFICATION NO.                      (This is a Canadian
     OF ABOVE PERSON                                   company that has neither
                                                       a social security number
                                                             nor an IRS number)

-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                             Not applicable

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                Canada

-------------------------------------------------------------------------------
  NUMBER OF          7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY           8.    SHARED VOTING POWER                          635,965
    EACH
  REPORTING          ----------------------------------------------------------
   PERSON            9.    SOLE DISPOSITIVE POWER
    WITH
                     ----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER                     635,965

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                   635,965

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    4.1%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                CO

-------------------------------------------------------------------------------

CUSIP No. 780287 10 8                13D                     Page 6 of 19 Pages


                         AMENDMENT NO. 4 TO SCHEDULE 13D


This Amendment No. 4 is being filed to amend the statements on Schedule 13D of Placer Dome Inc., Placer Dome U.S. Inc. and Cortez Gold Mines (also known as the Cortez Joint Venture), as originally filed with the Commission on September 28, 1992 (the "Initial Statement"); as first amended and filed with the Commission on May 15, 1995 ("Amendment No. 1"); as amended and filed with the Commission on June 17, 1996 ("Amendment No. 2"); and as amended and filed with the Commission on October 17, 1996 ("Amendment No. 3") relating to their beneficial ownership of the common stock, $0.01 par value, of Royal Gold, Inc.

Item 2.   Identity and Background.
          -----------------------

     This Statement, as was previously reported, is being filed by Cortez Gold Mines, a joint venture governed by the laws of the State of Nevada. Cortez Gold Mines is principally engaged in the exploration for, and the acquisition, development and operation of, mineral properties in the State of Nevada, with its principal business address being c/o Placer Dome U.S. Inc., One California Street, Suite 2500, San Francisco, California 94111. This Statement is also being filed by Placer Dome U.S. Inc., a California corporation, the principal business of which is the exploration for, and the acquisition, development and operation of, mineral properties in the United States and Mexico. Its principal office and principal business is located at One California Street, Suite 2500, San Francisco, California 94111. This Statement is also being filed by Placer Dome Inc., a Canadian public company, and the ultimate parent of Placer Dome U.S. Inc., which is engaged primarily in the exploration for, and the acquisition, development and operation of, mineral properties. Its principal executive offices and principal business address is located at Suite 1600, 1055 Dunsmuir Street,

CUSIP No. 780287 10 8                 13D                    Page 7 of 19 Pages


P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

     Subsequent to the filing of Amendment No. 1 to this Statement, Placer Dome U.S. Inc. transferred its ownership interest in Cortez Gold Mines, effective July 7, 1995, to its wholly owned subsidiary, Placer Cortez Inc., a corporation organized under the laws of the State of Delaware. This Statement is also being filed by Placer Cortez Inc., the principal business of which is gold mining and mineral exploration. Its principal office and principal business is located at One California Street, Suite 2500, San Francisco, California 94111. Placer Dome Inc., Placer Dome U.S. Inc., Placer Cortez Inc. and Cortez Gold Mines are sometimes referred to herein collectively as the "Reporting Persons".

     Information as to the current directors and officers of Placer Dome U.S. Inc., Placer Cortez Inc. and Placer Dome Inc. is set forth respectively in Exhibits B and C, as previously filed, and in Exhibit D, attached hereto.

     During the past five years, neither Placer Dome Inc., Placer Dome U.S. Inc., Placer Cortez Inc. or Cortez Gold Mines, nor any of their respective directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person or entity was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 780287 10 8                13D                     Page 8 of 19 Pages


Item 4.  Purpose of Transaction.
         ----------------------

     Cortez Gold Mines, on September 18, 1992, acting through its managing co-venturer, Placer Dome U.S. Inc., purchased from the Issuer in a private transaction for investment purposes 500,000 shares of the Common Stock of the Issuer and two warrants: a Class A warrant with the immediately exercisable right to acquire 300,000 shares of the Common Stock of the Issuer at a price of $2.00 per share; and a Class B warrant with the right to acquire 300,000 shares of the Common Stock of the Issuer at a price of $3.00 per share (the "Two Warrants"), for a total consideration of $800,000. In addition, the Class B Warrant was only exercisable upon the occurrence of certain events. The Two Warrants would have expired March 31, 1996, if not exercised prior to that date. The transaction was effected by the execution of a subscription agreement, which was attached as Exhibit D to the Initial Statement (the "Subscription Agreement").

     Subsequently, on March 29, 1996, Cortez Gold Mines exercised its right to acquire the 600,000 shares of Common Stock of the Issuer underlying the Two Warrants, at the price as set forth above, for a total consideration of $1,500,000 to the Issuer.

     On January 20, 1997, Cortez Gold Mines sold 154,800 shares of the Common Stock of the Issuer through a brokerage transaction on the open market, at a price of $10.50 per share. It is Cortez Gold Mines' intention to sell an additional 35,965 of its shares of the Common Stock of the Issuer from time to time in the open market, not to exceed more than approximately one percent (1%) of the outstanding shares of Common Stock of the Issuer within any three-month period. The 600,000 shares of Common Stock of the Issuer acquired as a result of the exercise

CUSIP No. 780287 10 8               13D                      Page 9 of 19 Pages


of the Two Warrants are restricted shares and, therefore, are subject to a two-year holding period, which would not allow their public resale until April 22, 1998.

     Except as to the above, none of the Reporting Persons, nor any other person named in Item 2 of this Statement, presently has any other plans or proposals which relate to, or would result in, any of the events or transactions contemplated by letter paragraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own 635,965 shares of the Common Stock of the Issuer, which represents approximately 4.1% of the outstanding shares of Common Stock of the Issuer.

     None of the directors or executive officers named in Item 2 of this Statement are beneficial owners of the Common Stock of the Issuer.

     (b) Cortez Gold Mines, acting through Placer Cortez Inc. or through Placer Dome U.S. Inc., as the parent of Placer Cortez Inc., has shared power to vote or to dispose of the 635,965 shares of Common Stock of the Issuer. Placer Dome Inc., as the ultimate parent of Placer Dome U.S. Inc. and Placer Cortez Inc., has shared power to direct the vote or disposition of the 635,965 shares of Common Stock of the Issuer.

     (c) Except as set forth in Item 4 hereinabove, none of the Reporting Persons nor any other person named in Item 2 of this Statement has effected any transactions of the Common Stock of the Issuer during the past 60 days.

CUSIP No. 780287 10 8               13D                     Page 10 of 19 Pages


     (d) As was previously reported, Kennecott Explorations (Australia) Ltd., a Delaware corporation, as a joint venture participant in Cortez Gold Mines, has a 40% interest in Cortez Gold Mines, including the shares of Common Stock of the Issuer. As a 40% joint venture participant in Cortez Gold Mines, Kennecott Explorations (Australia) Ltd. appoints two (2) out of five (5) members to the Cortez Gold Mines Management Committee; Placer Dome U.S. Inc. (now Placer Cortez Inc., as successor in interest) appoints three (3) members. Each member is entitled to one vote on issues concerning the joint venture, with most decisions being determined by a majority vote. Kennecott Explorations (Australia) Ltd. and Placer Dome U.S. Inc. (now Placer Cortez Inc.) share pro-rata in all profits and losses.

     (e) On January 20, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A --   Power of Attorney dated June 12, 1996
                        given by Cortez Gold Mines to Placer
                        Cortez Inc.*
         Exhibit B --   Directors and Executive Officers of
                        Placer Dome U.S. Inc.*
         Exhibit C --   Directors and Executive Officers of
                        Placer Cortez Inc.*
         Exhibit D --   Directors and Executive Officers of
                        Placer Dome Inc.
         Exhibit E --   Form  of  transfer  agreement,
                        effective July 7, 1995,  among Placer
                        Dome U.S.
--------
*    Previously filed.

CUSIP No. 780287 10 8                  13D                  Page 11 of 19 Pages


                        Inc., Placer Cortez Inc. and Kennecott
                        Explorations (Australia) Ltd.Inc.*
         Exhibit F --   First Amendment to Transfer Agreement,
                        effective July 7, 1995, among Placer
                        Dome U.S. Inc., Placer Cortez Inc. and
                        Kennecott Explorations (Australia) Ltd.*
         Exhibit G --   First Amendment to Assignment effective
                        July 7, 1995, between Placer Dome U.S.
                        Inc. and Placer Cortez Inc.*

--------
*    Previously filed.

CUSIP No. 780287 10 8                  13D                  Page 12 of 19 Pages


                         AMENDMENT NO. 4 to SCHEDULE 13D

                                S I G N A T U R E



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        CORTEZ GOLD MINES
                                        By Its Attorney-in-Fact*



Dated: January 22, 1997                By:       /s/ Charles A. Jeannes
                                           ------------------------------------
                                                    Charles A. Jeannes
                                               Secretary of Placer Cortez Inc.




--------------------

* The authorization by power of attorney is incorporated herein by reference to Exhibit A of Amendment No. 2.

CUSIP No. 780287 10 8                 13D                   Page 13 of 19 Pages


                         AMENDMENT NO. 4 to SCHEDULE 13D


                                S I G N A T U R E



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PLACER DOME U.S. INC.



Dated: January 22, 1997                By:        /s/ Charles A. Jeannes
                                           ------------------------------------
                                                     Charles A. Jeannes
                                                          Secretary

CUSIP No. 780287 10 8                13D                    Page 14 of 19 Pages


                         AMENDMENT NO. 4 to SCHEDULE 13D


                                S I G N A T U R E



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PLACER CORTEZ INC.



Dated: January 22, 1997                By:       /s/ Charles A. Jeannes
                                           ------------------------------------
                                                    Charles A. Jeannes
                                                         Secretary

CUSIP No. 780287 10 8                13D                    Page 15 of 19 Pages


                         AMENDMENT NO. 4 to SCHEDULE 13D


                                S I G N A T U R E



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        PLACER DOME INC.



Dated: January 22, 1997                By:         /s/ Ian E. Marshall
                                           ------------------------------------
                                                      Ian E. Marshall
                                                    Assistant Secretary

CUSIP No. 780287 10 8                 13D                   Page 16 of 19 Pages


                         AMENDMENT NO. 4 to SCHEDULE 13D


                                  EXHIBIT INDEX


              Description                                       Page
              -----------                                       ----

EXHIBIT A     Power of Attorney dated                 Incorporated
              June 12, 1996 given by                  herein by refer-
              Cortez Gold Mines to                    ence to Page 18 of
              Placer Cortez Inc.                      Amendment No. 2

EXHIBIT B     Directors and Executive                 Incorporated
              Officers of Placer Dome                 herein by refer-
              U.S. Inc.                               ence to Page 19 of
                                                      Amendment No. 2

EXHIBIT C     Directors and Executive                 Incorporated
              Officers of Placer Cortez               herein by refer-
              Inc.                                    ence to Page 18 of
                                                      Amendment No. 3

EXHIBIT D     Directors and Executive                 17
              Officers of Placer Dome
              Inc.

EXHIBIT E     Form of transfer agree-                 Incorporated
              ment, effective July 7,                 herein by refer-
              1995, among Placer Dome                 ence to Page 25 of
              U.S. Inc., Placer Cortez                Amendment No. 2
              Inc. and Kennecott
              Explorations (Australia)
              Ltd.

EXHIBIT F     First Amendment to Trans-               Incorporated
              fer Agreement, effective                herein by refer-
              July 7, 1995, among Placer              ence to Page 22 of
              Dome U.S. Inc., Placer                  Amendment No. 3
              Cortez Inc. and Kennecott
              Explorations (Australia)
              Ltd.

EXHIBIT G     First Amendment to                      Incorporated
              Assignment effective                    herein by refer-
              July 7, 1995, between                   ence to Page 24 of
              Placer Dome U.S. Inc. and               Amendment No. 3
              Placer Cortez Inc.

CUSIP No. 780287 10 8                  13D                  Page 17 of 19 Pages


                  EXHIBIT D to AMENDMENT NO. 4 to SCHEDULE 13D

                          DIRECTORS of PLACER DOME INC.



  Name of Director                       Principal Occupation or
  and Citizenship                    Employment and Business Address
  ----------------                ------------------------------------

BUELL, Thomas A.                  Chairman, Weldwood of Canada Limited
(Canadian citizen)                (forest products company)
                                  1055 West Hastings Street
                                  Vancouver, B.C. V6B 3V8, Canada

CHERNIAVSKY, Peter A.             Chairman, B.C. Sugar Refinery, Limited
(Canadian citizen)                123 Rogers Street
                                  Vancouver, B.C. V6B 3V2, Canada

COULOMBE, G. Bernard              President and CEO, J M Asbestos Inc.
(Canadian citizen)                (producer of chrysotile asbestos fibres)
                                  111 St. Luc Boulevard
                                  Asbestos, Quebec JlT 3N2, Canada

FRANKLIN, Robert M.               President, Signalta Capital Corporation
(Canadian citizen)                (investment company); also Chairman of
                                  Placer Dome Inc.
                                  Suite 3201, P.O. Box 43
                                  130 Adelaide Street West
                                  Toronto, Ontario M5H 3P5, Canada

MCDONALD, H. John                 Chairman, Black & McDonald Limited
(Canadian citizen)                (an international electrical and mechanical
                                  contracting company)
                                  Suite 2800, 2 Bloor Street East
                                  Toronto, Ontario M4W 1A8, Canada

MCFARLAND, Alan R.                General Partner, McFarland, Dewey & Co.
(U.S. citizen)                    (investment bankers)
                                  Suite  1450,  230  Park  Avenue  New
                                  York, New York 10169, U.S.A.

MICHEL, Clifford L.               Partner, Cahill Gordon & Reindel (law firm);
(U.S. citizen)                    also President and CEO of Wenonah Development
                                  Company (private investment company)
                                  80 Pine  Street  New York,  New York
                                  10005, U.S.A.

RYAN, Bartholomew C.              Private Investor; also a director of Placer
(Australian citizen)              Pacific Limited
                                  c/o Placer Pacific Limited, Goldfields House,
                                  Level 16, One Alfred Street
                                  Sydney Cove, NSW 2000, Australia

TAYLOR, Vernon F. III             Vice-Chairman, Breece Hill Technologies, Inc.
(U.S. citizen)                    (a private computer peripherals manufacturer)
                                  6287 Arapahoe Avenue
                                  Boulder, Colorado 80303, U.S.A.

CUSIP No. 780287 10 8                13D                    Page 18 of 19 Pages

                     DIRECTORS OF PLACER DOME INC., cont'd

  Name of Director                        Principal Occupation or
  and Citizenship                       Employment and Business Address
  ----------------                -----------------------------------------

WILLSON, John M.                  President and CEO, Placer Dome Inc.; also
(Canadian citizen)                Chairman and a director of Placer Dome Canada
                                  Limited, Placer Dome U.S. Inc., Placer Dome
                                  Latin America and Placer Pacific Limited
                                  Suite 1600, 1055 Dunsmuir Street
                                  Vancouver, B.C. V7X 1P1, Canada

WILSON, William G.                Business Consultant
(Canadian citizen)                2 Westfield, Sion Hill
                                  Rock Road, Blackrock
                                  Co. Dublin, Ireland

CUSIP No. 780287 10 8                   13D                 Page 19 of 19 Pages

                     EXECUTIVE OFFICERS of PLACER DOME INC.



Name, Business Address and Citizenship      Principal Occupation or Employment
--------------------------------------      ----------------------------------

WILLSON, John M.  (Canadian citizen)        See "Directors of Placer Dome
Suite 1600, 1055 Dunsmuir Street            Inc."
Vancouver, B.C. V7X 1P1, Canada

AUSTIN, Ian G.  (Canadian citizen)          Senior Vice-President and CFO of
Suite 1600, 1055 Dunsmuir Street            Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

BREHAUT, C. Henry  (Canadian citizen)       Senior Vice-President, Environment
Suite 3201, 130 Adelaide Street West        of Placer Dome Inc.
Toronto, Ontario M5H 3P5, Canada

GONZALEZ-URIEN, Eliseo  (U.S. citizen)      Senior Vice-President, Exploration
2085 Hamilton Avenue, #150                  of Placer Dome Inc.
San Jose, CA 95125, U.S.A.

LAIRD, Alexander M. (Canadian citizen)      Senior Vice-President, Placer Dome
Suite 1600, 1055 Dunsmuir Street            Group of Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

SMOLIK, Theodore J.  (Canadian citizen)     Senior Vice-President, Project
Suite 1600, 1055 Dunsmuir Street            Development of Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

NICOL, Bruce B.  (Canadian citizen)         Vice-President and Controller of
Suite 1600, 1055 Dunsmuir Street            Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

TENNANT, James C.  (Canadian citizen)       Vice-President, Human Resources of
Suite 1600, 1055 Dunsmuir Street            Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada

MCLENNAN, Rex J.  (Canadian citizen)        Vice-President and Treasurer of
Suite 1600, 1055 Dunsmuir Street            Placer Dome Inc.
Vancouver, B.C. V7X 1P1, Canada